UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 4)
AIRVANA, INC.

(Name of Issuer)
AIRVANA, INC.
72 MOBILE HOLDINGS, LLC
72 MOBILE ACQUISITION CORP.
72 MOBILE INVESTORS, LLC
72 PRIVATE INVESTMENTS, L.P.
ROSEMONT SOLEBURY CO-INVESTMENT FUND, L.P.
ROSEMONT SOLEBURY CO-INVESTMENT FUND (OFFSHORE), L.P.
SANKATY CREDIT OPPORTUNITIES II, L.P.
SANKATY CREDIT OPPORTUNITIES III, L.P.
SANKATY CREDIT OPPORTUNITIES IV, L.P.
SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, L.P.
ZM CAPITAL, L.P.
RANDALL BATTAT
VEDAT EYUBOGLU
SANJEEV VERMA

(Names of Person(s) Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
00950V 101

(CUSIP Number of Class of Securities)
Randall S. Battat
President and Chief Executive Officer
Airvana, Inc.
19 Alpha Road
Chelmsford, MA 01824
(978) 250-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
With Copies to:

Mark G. Borden, Esq. Jay E. Bothwick, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000	Daniel Clivner, Esq. Simpson Thacher & Bartlett LLP 1999 Avenue of the Stars, 29th Floor Los Angeles, CA 90067 (310) 407-7555
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:    ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$536,432,907	$38,248

*	The transaction value was determined based on the sum of: (a) 63,073,600 shares of Airvana common stock multiplied by $7.65 per share; and (b) 13,343,199 shares of Airvana common stock underlying outstanding stock options with exercise prices less than $7.65 per share multiplied by $5.205 (which is the difference between $7.65 per share and the weighted average exercise price per share).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying $0.000731 by the sum of the preceding sentence.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $38,248

Form or Registration No.: Schedule 14A

Filing Party: Airvana, Inc.
Date Filed: January 14, 2010

INTRODUCTION
     This Amendment No. 4 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Airvana, Inc., a Delaware corporation (“Airvana” or the “Company”), the issuer of the Company’s common stock that is subject to the Rule 13e-3 transaction, (b) 72 Mobile Holdings, LLC, a Delaware limited liability company (“Parent”), (c) 72 Mobile Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of Parent, (d) 72 Mobile Investors, LLC, a Delaware limited liability company (“Investment Vehicle”), (e) 72 Private Investments, L.P., a Delaware limited partnership (“72 Private Investments”), (f) Sankaty Credit Opportunities II, L.P., a Delaware limited partnership (“Sankaty II”), (g) Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“Sankaty III”), (h) Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership (“Sankaty IV”), (i) Sankaty Credit Opportunities (Offshore Master) IV, L.P., a Delaware limited partnership (“Sankaty Offshore IV” and, collectively with Sankaty II, Sankaty III and Sankaty IV, “Sankaty”), (j) Rosemont Solebury Co-Investment Fund, L.P., a Delaware limited partnership (“Rosemont I”), (k) Rosemont Solebury Co-Investment Fund (Offshore), L.P., a Cayman Islands exempted limited partnership (“Rosemont II”, and collectively with Rosemont I, “Rosemont”), (l) ZM Capital, L.P., a Delaware limited partnership (“ZM Capital”, and together with Rosemont, Sankaty, 72 Private Investments and Investment Vehicle, collectively, the “other Buyer Filing Persons”), (m) Randall Battat, an individual and President and Chief Executive Officer of Airvana, (n) Vedat Eyuboglu, an individual and co-founder of Airvana, and (o) Sanjeev Verma, an individual and co-founder of Airvana (collectively, the “Filing Persons”).
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.      Additional Information
Item 15(b) is hereby amended and supplemented as follows:
     On April 9, 2010, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of December 17, 2009, by and among the Company, Parent and Merger Sub (the “Merger Agreement”), as contemplated by the Merger Agreement.
     On April 9, 2010, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent. At the effective time of the Merger, (a) each outstanding share of common stock of the Company (other than shares held by Parent or any of its subsidiaries, including shares contributed to Parent immediately prior to the completion of the Merger by a trust related to Randall Battat and, Vedat Eyuboglu, his spouse and related trusts, and Sanjeev Verma, and his related trusts), subject to certain exceptions described in the merger agreement, was automatically converted into the right to receive $7.65 in cash, without interest and less any applicable withholding taxes, and (b) the separate corporate existence of Merger Sub ceased.
     As a result of the Merger, the Company’s common stock will cease to trade on the Nasdaq Global Select Market and became eligible for delisting from the Nasdaq Global Select Market and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.
Item 16.      Exhibits

(a)(1)	Definitive Proxy Statement of Airvana, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 11, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Airvana, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Airvana, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form 8-K of Airvana, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on December 18, 2009.

(a)(6)	Form DEFA14A of Airvana, Inc., incorporated herein by reference to the Form DEFA14A filed with the Securities and Exchange Commission on December 22, 2009.

(a)(7)	Form 8-K of Airvana, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on April 9, 2010.

(b)(1)*	Senior Secured Loan Commitment Letter Agreement, dated December 17, 2009, between GSO Capital Partners LP and 72 Mobile Holdings, LLC.

(b)(2)*	Amendment to Senior Secured Loan Commitment Letter Agreement, dated January 13, 2010, between GSO Capital Partners LP and 72 Mobile Holdings, LLC.

(c)(1)	Opinion of Goldman, Sachs & Co. (“Goldman Sachs”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)*	Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated December 17, 2009.

(c)(3)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated July 14, 2009.

(c)(4)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated August 11, 2009.

(c)(5)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated September 4, 2009.

(c)(6)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated December 9, 2009.

(d)(1)
Agreement and Plan of Merger, dated as of December 17, 2009, by and among Airvana, Inc., 72 Mobile Holdings, LLC. and 72 Mobile Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)*	Limited Guarantee, dated December 17, 2009, by S.A.C. Capital Management, LLC in favor of Airvana, Inc.

(d)(3)*	Amended and Restated Confidentiality Agreement, dated December 17, 2009, by and between Airvana, Inc. and S.A.C. Private Capital Group, LLC.

(d)(4)*
Holdings Interim Investors Agreement, dated as of December 17, 2009, by and among 72 Mobile Holdings, LLC, 72 Mobile Acquisition Corp., S.A.C. Capital Management, LLC, 72 Mobile Investors, LLC, Vedat Eyuboglu, Assia Eyuboglu, Beaver Brook Irrevocable Trust, Beaver Brook GA 2008 Trust, Beaver Brook GV 2008 Trust, Sanjeev Verma, C.H. 2008 Trust, Cape Himalaya Trust and Randall S. Battat Revocable Trust.

(d)(5)*	Rollover Commitment Letter, dated December 17, 2009, from Randall S. Battat to 72 Mobile Holdings, LLC.

(d)(6)*	Rollover Commitment Letter, dated December 17, 2009, from Sanjeev Verma, C.H. 2008 Trust and Cape Himalaya Trust to 72 Mobile Holdings, LLC.

(d)(7)*
Rollover Commitment Letter, dated December 17, 2009, from Vedat Eyuboglu, Assai Eyuboglu, Beaver Brook Irrevocable Trust, Beaver Brook GA 2008 Trust and Beaver Brook GV 2008 Trust to 72 Mobile Holdings, LLC.

(d)(8)*
Termination Agreement, dated January 7, 2010, by and among Airvana, Inc., Sanjeev Verma, Vedat Eyuboglu, Matrix Partners VI, L.P., Matrix Partners VII, L.P., Matrix VI Parallel Partnership-A, L.P., Matrix VI Parallel Partnership-B, L.P., Weston & Co VI LLC, Weston & Co. VII LLC and Sparta Group MA LLC Series 5.

(d)(9)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Sanjeev Verma.

(d)(10)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Randall S. Battat.

(d)(11)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Vedat Eyuboglu.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.

*	Previously filed on January 15, 2010.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 9, 2010

AIRVANA, INC.
By:	/s/ Peter C. Anastos
Name:	Peter C. Anastos
Title:	Vice President, General Counsel and Secretary

72 MOBILE HOLDINGS, LLC
By:	/s/ Peter Berger
Name:	Peter Berger
Title:	President

72 MOBILE INVESTORS, LLC
By:	/s/ Peter Berger
Name:	Peter Berger
Title:	President

72 MOBILE ACQUISITION CORP.
By:	/s/ Peter Berger
Name:	Peter Berger
Title:	President

72 PRIVATE INVESTMENTS, L.P.

BY:	S.A.C. Venture Investments, LLC
its general partner

By: Name:	/s/ Peter Nussbaum Peter Nussbaum
Title:	Secretary
[signature page to Schedule 13E-3]

ZM CAPITAL, L.P.

BY:	ZM Capital Partners, L.L.C.
its general partner

By: Name:	/s/ Andrew Vogel Andrew Vogel
Title:	Managing Member
[signature page to Schedule 13E-3]

SANKATY CREDIT OPPORTUNITIES II, L.P.

By:	/s/ Michael Ewald

Name:	Michael Ewald

Title:	Managing Director

SANKATY CREDIT OPPORTUNITIES III, L.P.

By:	/s/ Michael Ewald

Name:	Michael Ewald

Title:	Managing Director

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:	/s/ Michael Ewald

Name:	Michael Ewald

Title:	Managing Director

SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, L.P.

By:	/s/ Michael Ewald

Name:	Michael Ewald

Title:	Managing Director

[signature page to Schedule 13E-3]

ROSEMONT SOLEBURY CO-INVESTMENT FUND, L.P.

By:	/s/ Devon Archer

Name:	Devon Archer

Title:	Senior Managing Director

ROSEMONT SOLEBURY CO-INVESTMENT FUND (OFFSHORE), L.P.

By:	/s/ Devon Archer

Name:	Devon Archer

Title:	Senior Managing Director

[signature page to Schedule 13E-3]

/s/ Randall Battat
Randall Battat

/s/ Vedat Eyuboglu
Vedat Eyuboglu

/s/ Sanjeev Verma
Sanjeev Verma

Exhibit Index

(a)(1)	Definitive Proxy Statement of Airvana, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 11, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Airvana, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Airvana, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form 8-K of Airvana, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on December 18, 2009.

(a)(6)	Form DEFA14A of Airvana, Inc., incorporated herein by reference to the Form DEFA14A filed with the Securities and Exchange Commission on December 22, 2009.

(a)(7)	Form 8-K of Airvana, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on April 9, 2010.

(b)(1)*	Senior Secured Loan Commitment Letter Agreement, dated December 17, 2009, between GSO Capital Partners LP and 72 Mobile Holdings, LLC.

(b)(2)*	Amendment to Senior Secured Loan Commitment Letter Agreement, dated January 13, 2010, between GSO Capital Partners LP and 72 Mobile Holdings, LLC.

(c)(1)	Opinion of Goldman, Sachs & Co. (“Goldman Sachs”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)*	Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated December 17, 2009.

(c)(3)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated July 14, 2009.

(c)(4)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated August 11, 2009.

(c)(5)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated September 4, 2009.

(c)(6)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated December 9, 2009.

(d)(1)
Agreement and Plan of Merger, dated as of December 17, 2009, by and among Airvana, Inc., 72 Mobile Holdings, LLC. and 72 Mobile Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)*	Limited Guarantee, dated December 17, 2009, by S.A.C. Capital Management, LLC in favor of Airvana, Inc.

(d)(3)*	Amended and Restated Confidentiality Agreement, dated December 17, 2009, by and between Airvana, Inc. and S.A.C. Private Capital Group, LLC.

(d)(4)*
Holdings Interim Investors Agreement, dated as of December 17, 2009, by and among 72 Mobile Holdings, LLC, 72 Mobile Acquisition Corp., S.A.C. Capital Management, LLC, 72 Mobile Investors, LLC, Vedat Eyuboglu, Assia Eyuboglu, Beaver Brook Irrevocable Trust, Beaver Brook GA 2008 Trust, Beaver Brook GV 2008 Trust, Sanjeev Verma, C.H. 2008 Trust, Cape Himalaya Trust and Randall S. Battat Revocable Trust.

(d)(5)*	Rollover Commitment Letter, dated December 17, 2009, from Randall S. Battat to 72 Mobile Holdings, LLC.

(d)(6)*	Rollover Commitment Letter, dated December 17, 2009, from Sanjeev Verma, C.H. 2008 Trust and Cape Himalaya Trust to 72 Mobile Holdings, LLC.

(d)(7)*
Rollover Commitment Letter, dated December 17, 2009, from Vedat Eyuboglu, Assai Eyuboglu, Beaver Brook Irrevocable Trust, Beaver Brook GA 2008 Trust and Beaver Brook GV 2008 Trust to 72 Mobile Holdings, LLC.

(d)(8)*
Termination Agreement, dated January 7, 2010, by and among Airvana, Inc., Sanjeev Verma, Vedat Eyuboglu, Matrix Partners VI, L.P., Matrix Partners VII, L.P., Matrix VI Parallel Partnership-A, L.P., Matrix VI Parallel Partnership-B, L.P., Weston & Co VI LLC, Weston & Co. VII LLC and Sparta Group MA LLC Series 5.

(d)(9)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Sanjeev Verma.

(d)(10)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Randall S. Battat.

(d)(11)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Vedat Eyuboglu.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.

* Previously filed on January 15, 2010.